SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Sound Point Meridian Capital, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

375 Park Avenue, 33rd Floor

New York, NY 10152

Telephone Number (including area code): (212) 895-2293

Name and address of agent for service of process:	Wendy Ruberti 375 Park Avenue, 33rd Floor New York, NY 10152

Copy to:

John D. Reiss

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, NY 10020-1104

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes   ☐ No

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 7th day of June, 2023.

SOUND POINT MERIDIAN CAPITAL, LLC

By:	/s/ Stephen J. Ketchum
Name:	Stephen J. Ketchum
Title:	Chief Executive Officer

ATTEST:

By:	/s/ Kevin Gerlitz
Name:	Kevin Gerlitz
Title:	Chief Financial Officer

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